CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2012	$250,000,000	$7,697.41

PROSPECTUS Dated January 25, 2006 AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT Dated July 24, 2007	Pricing Supplement No. 381 to Registration Statement No. 333-131266 Dated September 6, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2012

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2012, which we refer to as the notes, prior to the maturity thereof.

The notes offered hereby will accrue interest from July 9, 2007 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2012 issued on August 9, 2006, which we refer to as the “original notes,” and form a single tranche with those original notes.  The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this tranche to $2,000,000,000.  The notes offered hereby will have the same CUSIP and ISIN as the original notes and will trade interchangeably with the original notes.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Principal Amount:                         $250,000,000
Maturity Date:                              January 9, 2012
Settlement Date
(Original Issue Date):               September 11, 2007
Interest Accrual Date:                   July 9, 2007
Issue Price:                                   100.292%, plus accrued interest
Specified Currency:                      U.S. dollars
Redemption
Percentage at Maturity:            100%
Interest Rate:                                5.625% per annum (calculated on a 30/360 day count basis)
Trustee:                                        The Bank of New York

Interest
   Payment Dates:          Each January 9 and July 9, commencing January 9, 2008
Interest
Payment Period:        Semi-annual
Minimum
   Denominations:          $100,000 and integral multiples of $1,000 in excess thereof
Business Days:              New York
CUSIP:                         61746BCW4
ISIN:                             US61746BCW46
Other Provisions:          none

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

BMO CAPITAL MARKETS	NATIXIS BLEICHROEDER INC.
RBC CAPITAL MARKETS	SOCIÉTÉ GÉNÉRALE

Supplemental Information Concerning Plan of Distribution

On September 6, 2007, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.992%, plus accrued interest from the interest accrual date, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.292%, plus accrued interest from the interest accrual date, less a combined management and underwriting commission of 0.30% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$240,000,000
BMO Capital Markets Corp.	2,500,000
Natixis Bleichroeder Inc.	2,500,000
RBC Capital Markets Corporation	2,500,000
SG Americas Securities, LLC	2,500,000
Total	$250,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

United States Federal Income Taxation

If you are a non-U.S. investor, please refer to the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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